UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Target Corporation

(Exact name of registrant as specified in its charter)

Minnesota	1-6049
(State or other jurisdiction of incorporation)	(Commission file number)

1000 Nicollet Mall, Minneapolis, Minnesota 55403

(Address of principal executive offices, including zip code)

Anthony Heredia

Senior Vice President, Compliance and Ethics

(612) 304-6073

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

[  ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided for 2021 as an Exhibit to this Form SD and is available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights under the heading “Conflict Minerals Policy.” The information contained on Target’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02. Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01. Exhibits

Exhibit 1.01. Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TARGET CORPORATION

Date: May 31, 2022
/s/ Don H. Liu
Don H. Liu
Executive Vice President and Chief Legal & Risk Officer

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